UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2024
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Waldencast Regains Compliance with Nasdaq Filing Requirements

On March 21, 2024, Waldencast plc (the “Company”) received formal notice from the Nasdaq Hearings Panel (the “Panel”) confirming that the Company has regained compliance with Nasdaq’s filing requirements, as set forth in Nasdaq Listing Rule 5250(c) (the “Periodic Filing Rule”) following the filing of the Company’s financial results for the interim period ended June 30, 2023 with the U.S. Securities and Exchange Commission. In line with the applicable Nasdaq Listing Rules in such circumstances, the notice also indicated that Nasdaq had imposed a “Mandatory Panel Monitor” as that term is defined in Nasdaq Listing Rule 5815(d)(4)(B), for a period of one year from the date of the compliance determination (March 21, 2024), pursuant to which in the event the Company fails to timely satisfy the Periodic Filing Rule during the one-year monitor period, the Company will not have the opportunity to provide a compliance plan for the Nasdaq Listing Qualifications Staff’s review; rather, Nasdaq would instead issue a delist determination pursuant to which the Company could request a hearing and stay of the delist determination pending another hearing before the Panel.

Waldencast is proud to have accomplished this significant milestone and looks forward to providing further updates on its fiscal year 2023 performance in connection with the publication of its 2023 20-F.

On March 25, 2024, the Company issued a press release announcing the Panel’s listing confirmation. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

Statements in this report that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include: the Company’s timing of filing its 2023 20-F; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the inability to recognize the anticipated benefits of the business combination with Obagi Skincare and Milk Makeup, (ii) failure by the Company to maintain compliance with Nasdaq’s Periodic Filing Rule , including during the one-year Nasdaq monitoring period, which may result in the Company’s securities being delisted from Nasdaq, (iii) the ability of the Company to file required financial results in a timely manner, (iv) the Company’s ability to successfully remediate the material weaknesses in the Company’s internal control over financial reporting, (v) the potential for delisting, legal proceedings or government investigations or enforcement actions, including those relating to the subject of the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors’ review or inability to finalize financial results in a timely manner, (vi) the Company’s ability to obtain additional waivers from the Administrative Agent and the lenders under its credit facilities for any continuing or future defaults or events of default, (vii) volatility of the Company’s securities due to a variety of factors, including the Company’s inability to implement its business plans or meet or exceed its financial projections and changes, (viii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities, (ix) the ability of the Company to implement its strategic initiatives and continue to innovate Obagi Skincare’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences, (x) any shifts in the preferences of consumers as to where and how they shop, and (xi) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2022 20-F (File No. 01-40207), filed with the SEC on January 16, 2024, and in our other documents that we file or furnish with the SEC, which you are encouraged to read.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this Form 6-K, whether as a result of new information, future events, changes in assumptions or otherwise.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Waldencast plc press release, dated March 25, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: March 25, 2024	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer and Interim Chief Financial Officer

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